UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Select Comfort Corporation
(Name of Company)

Common Stock, par value $0.01 Per Share
(Title of Class of Securities)

81616X103
(CUSIP Number of Class of Securities)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10019
212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2008
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,724,194
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,724,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,724,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14	TYPE OF REPORTING PERSON* IA, CO

* See Instructions

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MULTISTRATEGY MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .03%
14	TYPE OF REPORTING PERSON* CO

* See Instructions

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .17%
14	TYPE OF REPORTING PERSON* CO

* See Instructions

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,637,194
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,637,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,637,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.91%
14	TYPE OF REPORTING PERSON* CO

* See Instructions

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON LEXINGTON MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

* See Instructions

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,724,194
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,724,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,724,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 8 of 13 Pages

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1 is filed with respect to the shares of the common stock, par value $0.01 per share (the "Shares"), of Select Comfort Corporation, a Minnesota corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of April 4, 2008 and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 10, 2008 (the "Original Schedule 13D" and together with this Amendment, the "Schedule 13D").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares reported herein were derived from available capital of CMSF, CSO and CMAG. A total of approximately $ 11.84 million was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

We recently met with Chairman Ervin Shames and CEO William McLaughlin regarding the business prospects and strategy of Select Comfort Corporation (the "Company" or "Select Comfort"). Based on our meeting, we are convinced Select Comfort is moving in the right direction towards improving operating practices by focusing on driving sales through new marketing strategies, and by implementing appropriate cost reductions. While we are aware the mattress industry remains pressured by a weak macroeconomic environment, we believe management and the Board is now cognizant of its previous missteps and focused on improving the Company’s performance in 2008 and beyond. In summary, our conviction is stronger than ever that Select Comfort has exceptional long-term growth prospects.

Because we believe the market has misunderstood the prospects of the business, we have added to our ownership of Select Comfort, and purchased an additional 461,244 Shares for a 6.10% ownership position. Even assuming a difficult environment for consumer spending, Select Comfort is trading at historically low valuation multiples and at a valuation discount to comparable companies. We believe the valuation gap between Select Comfort and its peers will close as its new initiatives begin to bear fruit, and the Company will soon return to historical levels of profitability and valuation.

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 9 of 13 Pages

When we met with Mr. Shames and Mr. McLaughlin, we discussed several operational initiatives we previously detailed to the Board of Directors in our March 6 letter (filed as an exhibit to the original 13D). We believe our suggestions are being given due consideration, however we continue to closely monitor the Company's progress. In addition, in the event management’s initiatives do not yield results, the Board should act on behalf of shareholders to protect the inherent value of the Select Comfort franchise.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on April 4, 2008, the Reporting Persons excepting George Hall may be deemed the beneficial owners of an aggregate of 2,724,194 Shares, constituting approximately 6.10% of the Shares outstanding, 575,000 of which are long calls. George Hall may be deemed the beneficial owner of an aggregate of 2,724,194 Shares, constituting approximately 6.10% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 44,622,344 Shares outstanding, which is the total number of Shares outstanding as of January 26, 2008 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008 for the period ended December 31, 2007.

(b) By virtue of investment management agreements with each of CMSF, CSO and CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 12,000 Shares held by CMSF, the 75,000 Shares held by CSO and the 2,637,194 Shares held by CMAG. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,724,194 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since filing the Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

Certain of the Reporting Persons are parties to certain option agreements (the "Option Contracts"), the counterparty to each of which is Future Trade, representing 575,000 shares of the Issuer at prices ranging from $5.00 to $7.50. The option contracts can be exercised at anytime prior to the expiration dates ranging from June 21, 2008 to September 20, 2008. Such exposure constitutes 1.29% of the Issuer's outstanding shares.

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 10 of 13 Pages

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2008

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MULTISTRATEGY MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 11 of 13 Pages

CLINTON LEXINGTON MASTER FUND, L.P.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George Hall
George Hall

SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE MARCH 10, 2008

Equity Activity for Clinton Lexington Master Fund, L.P.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)

3/24/08	(693,250)	3.83

Option Activity for Clinton Lexington Master Fund, L.P.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)

3/24/08	(110,000)	5.00
3/24/08	(40,000)	7.50
3/24/08	(20,000)	5.00

Equity Activity for Clinton Magnolia Master Fund, Ltd.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)

3/20/08	1,000	5.00
3/20/08	30,000	3.55
3/24/08	693,250	3.83
3/24/08	18,000	3.77
3/25/08	40,844	4.03
3/25/08	11,000	3.92
3/26/08	30,000	4.02
3/26/08	11,000	3.95
3/27/08	9,000	3.95
4/2/08	125,000	3.82
4/2/08	174,000	3.74
4/2/08	(33,000)	3.67
4/3/08	50,000	3.79
4/3/08	25,000	3.75

Option Activity for Clinton Magnolia Master Fund, Ltd.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)

3/20/08	(30,000)	5.00
3/20/08	1,000	5.00
3/24/08	110,000	5.00
3/24/08	40,000	7.50
3/24/08	20,000	5.00